ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 6, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Putnam ETF Trust (the “Registrant”)
Post-Effective Amendment No. 2 to the Registration Statement on Form N-14
File Number: 333-253222

Dear Mr. Oh:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effectiveness of the above-referenced post-effective amendment to its registration statement (the “Registration Statement”) on Form N-14 be accelerated to August 6, 2025, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me as soon as the Registration Statement has been declared effective.

Sincerely,

/s/ James M. Forbes
James M. Forbes

cc:	James E. Thomas
Venice Monagan

Franklin Distributors, LLC One Franklin Parkway San Mateo, CA 94403-1906

August 6, 2025

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Putnam ETF Trust (the “Registrant”)
Post-Effective Amendment No. 2 to the Registration Statement on Form N-14
File Number: 333-253222

Dear Mr. Oh:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Franklin Distributors, LLC, as principal underwriter of shares of the Registrant, hereby joins in the request of the Registrant for acceleration of the effective date of the above-referenced post-effective amendment to the Registrant’s registration statement on Form N-14 so that it becomes effective on August 6, 2025, or as soon thereafter as practicable.

Very truly yours,

By:  /s/ Venice Monagan

Name: Venice Monagan

Title: Senior Corporate Counsel

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP